Exhibit 99.11

1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

December 12, 2023

abrdn Income Credit Strategies Fund

1900 Market Street, Suite 200

Philadelphia, PA 19103

Dear Ladies and Gentlemen:

We have acted as counsel for abrdn Income Credit Strategies Fund (the “Acquiring Fund”), a trust duly organized and validly existing under the laws of the State of Delaware, in connection with the Acquiring Fund’s Registration Statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), relating to the transfer of all of the assets of First Trust High Income Long/Short Fund and First Trust/abrdn Global Opportunity Income Fund (each a “Target Fund”) into the Acquiring Fund in exchange solely for newly issued common shares of beneficial interest of the Acquiring Fund (although cash may be distributed in lieu of fractional shares) and the assumption by the Acquiring Fund of all liabilities of each Target Fund. We have examined such governmental and corporate certificates and records as we deemed necessary to render this opinion, and we are familiar with the Acquiring Fund’s Amended and Restated Agreement and Declaration of Trust (“Declaration of Trust”) and Amended and Restated By-Laws, each as amended to date.

Based upon the foregoing, we are of the opinion that the Acquiring Fund’s shares to be registered pursuant to the Registration Statement, when it is made effective, will have been validly authorized and legally and validly issued and, subject to the qualifications set forth in the Declaration of Trust, will be fully paid and non-assessable by the Acquiring Fund.

The opinions expressed herein are limited to the laws of the State of Delaware. We express no opinion herein with respect to the effect or applicability of the law of any other jurisdiction. We express no opinion as to any other matter other than as expressly set forth above and no other opinion is intended or may be inferred herefrom. The opinions expressed herein are given as of the date hereof.

In rendering this opinion we have assumed, without independent verification: (i) the due authority of all individuals signing in representative capacities and the genuineness of signatures; (ii) the authenticity, completeness and continued effectiveness of all documents or copies furnished to us; (iii) that any resolutions provided have been duly adopted by the Board of Trustees of the Acquiring Fund (the “Trustees”); (iv) that the facts contained in the instruments and certificates or statements of public officials, officers and representatives of the Acquiring Fund on which we have relied for the purposes of this opinion are true and correct; and (v) that no amendments, agreements, resolutions or actions have been approved, executed or adopted that would limit, supersede or modify the items described above. Where documents are referred to in resolutions approved by the Trustees, or in the Registration Statement, we assume such documents are the same as in the most recent form provided to us, whether as an exhibit to the Registration Statement or otherwise.

1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to be filed with the Securities and Exchange Commission, and to the use of our name in the Acquiring Fund’s Registration Statement to be dated on or about December 12, 2023, and in any revised or amended versions thereof, unless and until we revoke such consent. In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act and the rules and regulations thereunder.

Very truly yours,

/s/ Dechert LLP
Dechert LLP